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                     U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                            SEC FILE NUMBER 001-12756
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
(Check One)  [X]      Form 10-K and Form-10KSB     [   ]    Transition report on Form 10-K
             [   ]    Form 20-F                    [   ]    Transition report on Form 20-F
             [   ]    Form 11-K                    [   ]    Transition report on Form 11-K
             [   ]    Form 10-Q and Form 10-QSB    [   ]    Transition report on Form 10-Q
             [   ]    Form N-SAR                   [   ]    Transition report on Form N-SAR
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For period ended: December 31, 1999        For the transition period ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

                           ROTARY POWER INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

                 P.O. BOX 128, WOOD-RIDGE, NEW JERSEY 07075-0128
               (Address of principal executive offices) (Zip Code)

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of the form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period:

The Company and its independent accountant did not reach agreement with respect to the fees to be paid by the Company for the audit of its financial statements for the year ending December 31, 1999 until March 29, 2000. As a result, the independent accountant was unable to commence the audit of the Company's financial statements until March 29, 2000 and, therefore, is unable to complete its audit and render its opinion by the required filing date of the Form 10-KSB. The independent accountant has assured the Company that its audit of the financial statements will be completed in sufficient time to allow the Company to file the Form 10-KSB by April 14, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    KEN BRODY, PRESIDENT                        (973)              777-7373
         (Name)                              (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  [X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        ROTARY POWER INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 30, 2000                   By:   /S/ KEN BRODY
                                             --------------------
                                             Ken Brody, President

                                    ATTENTION

Intentional misstatements or omissions of fact constitute a Federal Criminal Violations (See 18 U.S.C. 1001)


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FORM 12B-25
PART IV - ITEM (3)

Explanation of anticipated change in results of operations from the corresponding period for the last fiscal year.

Results of operations are anticipated as follows:
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

                                           YEAR ENDED DECEMBER 31,
                                            1999           1998
                                        ANTICIPATED       ACTUAL

Revenues                               $    65,607    $    72,848
Cost of Revenue                            629,225        627,695
Selling, General and Admin. Expense        346,129        775,681
Engineering Expense                           --             --
Other Income (Expense)                     399,435       (179,724)
Net Loss                               $  (510,312)   $(1,510,252)
Net Loss Per Share                     $     (0.08)   $     (0.25)

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